

Mail Stop 7010

September 20, 2007

Dr. Dennis D. Keiser
Chief Executive Officer
Intrepid Technology & Resources, Inc. and Subsidiaries
501 West Broadway, Suite 200
Idaho Falls, Idaho 83402

> **Re:** **Intrepid Technology & Resources, Inc. and Subsidiaries**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed on August 28, 2007**
> **File No. 333-143122**

Dear Dr. Keiser:

We have limited our review of your filing to those issues we have addressed in our comments.

General

1. Please include the fee table on the registration statement cover page to reflect the revised number of shares you are registering.

2. Please file the legal opinion required by Item 601(b)(5) of Regulation S-B.

Transactions with YA Global Investments, page 13

Current Transaction, page 13

3. We note your response to comment 4 in our letter dated June 19, 2007. Please revise footnote 4 and the corresponding column in the table on page 16 to reflect the total possible shares underlying the convertible notes (assuming no interest payments and complete conversion throughout the term of the notes) based on a conversion price of one cent and revise the remainder of the table accordingly.

4. We note your response to comment 5 in our letter dated June 19, 2007; however, we do not see your response in the filing. We note that YA Global Investments owns 5 million shares of common stock underlying warrants that you issued on December 1, 2006. Therefore, please provide tabular disclosure of:

- the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholder or any affiliates of the selling shareholder presented in a table with the following information disclosed separately:

- market price per share of the underlying securities on the date of the sale of that other security;
- the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:
  - o if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and
  - o if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;
- the total possible shares to be received under the particular securities (assuming complete conversion/exercise);
- the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;
- the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and
- the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

Plan of Distribution, page 23

5.   We reissue comment 12 in our letter dated June 19, 2007. Please revise throughout this section to state that YA Global Investments is an underwriter.

   As appropriate, please amend your filings in response to these comments. Please contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3767 with any questions.

                                                      Sincerely,

                                                      Jennifer Hardy
                                                      Branch Chief

cc: Michael D. Schwamm, Esq.
         Duane Morris LLP
         1540 Broadway
         New York, NY 10036-4086